 Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated July 29, 2022, and each included in this Post-Effective Amendment No. 1 to the Registration Statement (Form N-2, File No. 333-258860) of Fairway Private Equity & Venture Capital Opportunities Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 27, 2022, with respect to the financial statements and financial highlights of Fairway Private Equity & Venture Capital Opportunities Fund included in the Annual Report to Shareholders (Form N-CSR) for the period ended March 31, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

July 28, 2022